UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

TOWER INTERNATIONAL, INC.

(Name of Subject Company)

TOWER INTERNATIONAL, INC.

(Name of Person Filing Statement)

Common Stock, $.01 par value per share

(Title of Class of Securities)

891826109

(CUSIP Number of Class of Securities)

James C. Gouin

Chief Executive Officer and President

Tower International, Inc.

17672 Laurel Park Drive North, Suite 400E

Livonia, Michigan 48152

(248) 675-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Peter H. Ehrenberg, Esq.

Kate Basmagian, Esq.

Robert Bee, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, NY 10020

(212) 262–6700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”), initially filed by Tower International, Inc., a Delaware corporation (“Tower”), with the U.S. Securities and Exchange Commission on August 15, 2019, relating to the tender offer by Tiger Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Autokiniton US Holdings, Inc., a Delaware corporation, to purchase all of the outstanding shares of Tower’s Common Stock (the “Shares”) at a purchase price of $31.00 per Share, net to the seller in cash, without interest and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 15, 2019 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraph is hereby added immediately after the last paragraph under the heading “Background of the Offer and Merger” of the Schedule 14D-9:

“At 12:01 a.m. (New York City time) on August 16, 2019 the Go-Shop Period expired. During the Go-Shop Period, approximately 12 strategic parties and approximately 25 financial parties were contacted. Each party that was contacted either notified the Company that it would not be interested in pursuing a potential transaction with the Company or did not respond. Starting immediately after 12:01 a.m. (New York City time) on August 16, 2019, the Company became subject to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals and to provide non-public information to, waive “standstill obligations” of and engage in discussions or negotiations with, third parties regarding alternative acquisition proposals, subject to customary exceptions set forth in the Merger Agreement.

Item 7.	Purposes of the Transactions and Plans or Proposals.

Item 7 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraph is hereby added immediately after the penultimate paragraph of Item 7 of the Schedule 14D-9:

“At 12:01 a.m. (New York City time) on August 16, 2019 the Go-Shop Period expired, as further discussed above in “Item 4. The Solicitation or Recommendation— Background of the Offer and Merger”.”

-2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

TOWER INTERNATIONAL, INC.

By:	/s/ James C. Gouin
Name:	James C. Gouin
Title:	Chief Executive Officer and President

Date: August 16, 2019